

July 1, 2011

Via E-mail
Mr. Stephen J. Browand
President and Chief Executive Officer
BioNeutral Group, Inc.
211 Warren Street
Newark, New Jersey 07103

    **Re:**    **BioNeutral Group, Inc.**
          **Form 10-K for the Fiscal Year Ended October 31, 2010**
          **Filed February 15, 2011**
          **Form 10-Q for the Fiscal Quarter Ended April 30, 2011**
          **Filed June 14, 2011**
          **File No. 333-149235**

Dear Mr. Browand:

    We have reviewed your response dated June 14, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended April 30, 2011
Financial Statements and Notes

Note 8-Stockholder's Equity (and Non-Controlling Interests), page 9
Non-controlling Interests, page 11

1. We note your response to comment four and the revised disclosure on the face of the condensed consolidated balance sheets on page 1. However, we note your contradictory disclosure at the end of the footnote that the Series A Preferred Stock is not recognized in the non-controlling interest line item. Please advise us or revise.

Mr. Stephen J. Browand
BioNeutral Group, Inc.
July 1, 2011
Page 2

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald Alper, Staff Attorney, at (202) 551-3329 if you have any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief